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[LOGO OF MUNIMAE MUNICIPAL MORTGAGE & EQUITY, LLC]

                                                         INFORMATION FOR RELEASE


           MuniMae To Acquire Housing and Community Investing Unit of
               Lend Lease Real Estate Investments for $102 Million

                   Combined Company to be Called MMA Financial

      Transaction Creates Powerhouse in the Affordable Housing Industry and

                       Tax Credit Syndication Marketplace



BALTIMORE (May 15, 2003) - Municipal Mortgage & Equity (NYSE: MMA), known as MuniMae, today announced it has agreed to acquire the Housing and Community Investing (HCI) unit of Lend Lease Real Estate Investments, a subsidiary of Australian-based Lend Lease Corporation (ASX: LLC), for a purchase price of $102 million (US) in cash. The newly formed organization, MMA Financial, will combine HCI, a market leading syndicator of low income housing tax credit equity investments with MuniMae Midland, a subsidiary of MuniMae and a leading provider of debt and equity financing for affordable housing. At the close of the transaction, MMA Financial will manage investments in real estate totaling $7.4 billion, representing approximately 220,000 apartment units, making it the fourth largest owner of apartments in the United States. The transaction, which is subject to the customary regulatory approvals, is expected to close in the third quarter of 2003.

"We are thrilled to welcome HCI as an integral part of MuniMae. HCI is a terrific company with a clear leadership position in its marketplace," said Mark
K. Joseph, Chairman of the Board and CEO of MuniMae. "MMA Financial overnight becomes one of the nation's largest and most influential players in the affordable housing industry, bringing together two of the industry's strongest and most experienced franchises, which combined can offer clients a unique range of products and enhanced quality of service. HCI perfectly reinforces our affordable housing debt financing business as well as complementing our existing tax credit syndication operation.

"We are excited to gain the proven expertise of HCI's management, many of whom we have worked with successfully over the years. Because we know the HCI people well, we know that our two cultures are based on similar values. Both organizations believe in always delivering what is promised and doing so with excellent service. We are a good fit and will mesh easily."

The acquisition is expected to be accretive to 2004 earnings on a Cash Available For Distribution (CAD) basis and dilutive to earnings on a GAAP basis. "Even before any synergies, this transaction will directly benefit MuniMae shareholders from a CAD earnings perspective without significantly impacting the largely tax exempt nature of the MuniMae dividend," Mr. Joseph continued.
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HCI provides equity financing for a wide range of affordable housing developments across the country. Developments include new construction, substantial rehabilitations, and revitalizations of public housing. HCI structures and manages low income housing tax credit investments for corporate investors. As a syndicator of tax credits, HCI sources and acquires deals from developers, structures the investments and manages the assets in the investment for the 15-year holding period. HCI currently has approximately $3.8 billion in equity under management, an excellent track record of investment performance, and is one of the nation's largest and most experienced sponsors of tax credit equity investments. The current HCI developer and investor client portfolio has minimal overlap with MuniMae Midland's existing tax credit equity syndication business.

In addition to its syndication business, MuniMae Midland also originates, services and asset manages debt and conventional equity investments in multifamily housing developments. MuniMae Midland currently manages $3.6 billion of investments in real estate, including approximately $700 million invested in tax credit equity.

"MMA Financial will be able to offer increased product and geographic diversification to equity investors as well as enhanced financing options and service for developers," said Mike Falcone, MuniMae's President and Chief Operating Officer. "We intend to immediately combine the organizations upon completion of the acquisition so as to deliver seamless service to our customers. Existing leadership from MuniMae and HCI will continue with the businesses and will maintain their focus on service and performance in all areas of our business." MMA Financial will be a wholly owned subsidiary of MuniMae and will be based in Baltimore, Maryland. HCI will be combined with MuniMae Midland's equity tax credit syndication subsidiary under the leadership of Jenny Netzer, current Managing Director of HCI. The affordable debt business of MMA Financial will be led by Keith Gloeckl who has successfully led the investment operations of MuniMae Midland since the merger of MuniMae and Midland in 1999. At the close of the transaction, MMA Financial will represent approximately 15% of the tax credit syndication market with $4.5 billion in tax credit equity and 147,350 tax credit units under management. Upon closing of the transaction, Jenny Netzer will join the MMA Financial management team as Executive Vice President. The entire leadership of HCI is expected to join MMA Financial.

"I am very excited to be part of the new MMA Financial team," said Ms. Netzer, Managing Director of HCI. "Our size and position within the industry will allow us to enhance client service and gain market share on both the debt and tax credit equity sides of the affordable housing industry. The integrated business will retain the best features of both operations, including access by investor clients to a broad range of well-structured and well-managed investments, and access by developer clients to a broad range of financing options. I look forward to working with the team to ensure a smooth integration and an exciting future for our combined company."

Mr. Falcone also commented, "We expect the addition of HCI to give an important boost to our debt business. With little overlap in our client base we see significant opportunity to cross sell the MuniMae Midland debt products to the HCI developer clients."
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In connection with the transaction, MuniMae has received a commitment from RBC
Capital Markets, as lead arranger and sole book runner, for an 18-month, LIBOR based acquisition facility in the amount of $120 million. MuniMae expects to draw on this facility in order to finance the transaction and associated working capital needs. MuniMae expects to repay this facility from the proceeds of an issuance of common and preferred equity. RBC Capital Markets served as financial advisor to Municipal Mortgage & Equity on this transaction.


Conference Call and Webcast
---------------------------

The management teams of MuniMae and HCI will hold a conference call at 9:00 am, EST today to discuss this announcement with analysts and investors. To listen to this conference call and participate in the question and answer session, analysts and investors may dial 877-464-5945, and international parties may dial 706-643-3386. A listen-only live broadcast of the call will also be available by visiting www.munimaemidland.com or www.mma-financial.com. To listen to the live call, please logon to the websites at least 15 minutes prior to the start to register, download and install any necessary audio software. For interested individuals unable to join the conference call, the call will be archived on both websites and a replay of the call will be available through Friday, May 23, 2003 at 800-642-1687 (Passcode 741224).


About Municipal Mortgage & Equity
---------------------------------

MuniMae and its subsidiaries originate, service and asset manage investments in multifamily debt and equity for its own account and on behalf of others. Assets under management total $3.6 billion secured by 910 properties and 97,624 units in 48 states and the US Virgin Islands. For its proprietary accounts, MuniMae primarily holds tax-exempt multifamily housing bonds.

This on-balance sheet portfolio of tax-exempt bonds is secured by 145 properties containing 35,382 units in 27 states. MuniMae participates, for a portion of the bonds, in the performance of the underlying properties.

MuniMae is organized as a limited liability company, which makes it exempt from tax at the corporate level and provides the benefit of corporate governance. In addition, the Company passes through to its shareholders primarily tax-exempt dividends, which are generated by its municipal bond investments. Dividends to shareholders are declared quarterly and paid in February, May, August and November.


About Housing and Community Investment (HCI)
--------------------------------------------

Housing and Community Investing is a business unit of Lend Lease Real Estate Investments. HCI is headquartered in Boston and employs 127 people. HCI has over 30 years of experience in affordable housing investing and was one of the first tax credit syndicators. Originally part of Boston Financial, HCI became part of Lend Lease in 1999 when Lend Lease acquired Boston Financial.


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This press release contains statements which are forward looking in nature and reflect management's current views with respect to future events and financial performance. These statements are subject to many uncertainties and risks and should not be considered guarantees of future performance. This press release does not constitute an offer to sell any securities of Municipal Mortgage & Equity, LLC.


Actual results may vary materially from projected results based on a number of factors, including the actual performance of the properties pledged as collateral for the portfolio, general conditions in the local real estate markets in which the properties are located and prevailing interest rates.


          MUNIMAE: TAX-EXEMPT DIVIDENDS AND GROWTH THROUGH REAL ESTATE www.munimaemidland.com / www.mma-financial.com

Contacts

Investors:
  MuniMae
  Angela Richardson, 888/788-3863

Media:
  Sloane & Company
  Whit Clay, 212/446-1864